Exhibit 2.2
EXECUTION COPY
TENDER AND SUPPORT AGREEMENT
     TENDER AND SUPPORT AGREEMENT (this “Agreement”) dated as of April 4, 2007 by and among Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Parent”), Wizard Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and the individuals listed on Annex I hereto (each, a “Stockholder”), each an owner of shares of common stock, par value $0.01 per share (the “Company Common Stock”) of webMethods, Inc., a Delaware corporation (the “Company”).
     WHEREAS, as of the date hereof, each Stockholder listed on Annex I is the holder of the number of shares of Company Common Stock set forth opposite such Stockholder’s name (all such shares of Company Common Stock that are outstanding as of the date hereof, together with any shares of Company Common Stock that are hereafter issued to or otherwise acquired or owned by any Stockholder prior to the termination of this Agreement, including pursuant to any exercise of Company Stock Options or Company Stock Rights, acquisition by purchase, stock dividend, distribution, split-up, recapitalization, combination or similar transaction, the “Subject Shares”);
     WHEREAS, as a condition to their willingness to enter into the Agreement and Plan of Merger (the “Merger Agreement”) dated as of the date hereof among Parent, Merger Sub and the Company, Parent and Merger Sub have required that each Stockholder, and in order to induce Parent and Merger Sub to enter into the Merger Agreement each Stockholder (only in such Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement; and
     WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:
ARTICLE 1
Agreement to Tender
     Section 1.01. Agreement to Tender. (a) Each Stockholder shall validly tender or cause to be tendered in the Offer all of such Stockholder’s Subject Shares (other than Company Restricted Stock, Director Deferred Shares, accrued account balances under the Deferred Compensation Plan and Subject Shares underlying unexercised Company Stock Options) pursuant to and in accordance with the terms of the Offer promptly, but in any event no later than five Business

Days after the receipt by such Stockholder of all documents or instruments required to be delivered pursuant to the terms of the Offer, including but not limited to the letter of transmittal in the case of certificated Subject Shares, each Stockholder shall (i) deliver to the depositary designated in the Offer (the “Depositary”) (A) a letter of transmittal complying with the terms of the Offer with respect to his or her Subject Shares, (B) a certificate or certificates representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Subject Shares and (C) all other documents or instruments required to be delivered by other stockholders of the Company pursuant to the terms of the Offer, and/or (ii) instruct his or her broker or such other Person that is the holder of record of any Subject Shares beneficially owned by such Stockholder to tender such Subject Shares pursuant to and in accordance with the terms of the Offer. Each Stockholder agrees that, to the maximum extent permitted by Applicable Law, once his or her Subject Shares are tendered such Stockholder will not withdraw any of such Subject Shares from the Offer, unless and until (x) the Offer shall have been terminated by Merger Sub in accordance with the terms of the Merger Agreement or (y) this Agreement shall have been terminated in accordance with Section 4.03 (the “Termination Date”).
ARTICLE 2
Representations and Warranties of the Stockholders
     Each Stockholder represents and warrants to Parent and Merger Sub as to himself or herself, severally and not jointly, that:
     Section 2.01. Authorization; Binding Agreement. The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby are within his or her legal capacity and requisite powers, and if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to execute, deliver and perform this Agreement. This Agreement constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.
     Section 2.02. Non-Contravention. The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any Applicable Law applicable to such Stockholder, (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Stockholder is entitled under any provision of any agreement or other instrument binding on such Stockholder or (iii) result in the imposition of any Encumbrance on any asset of such Stockholder, in each case such as would impair or adversely affect such Stockholder’s ability to perform its obligations hereunder. No governmental licenses, authorizations, permits, consents or approvals are required in connection with the execution and delivery of this Agreement by such Stockholder or the consummation by such Stockholder of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable U.S. federal or state securities laws.
     Section 2.03. Ownership of Subject Shares; Total Shares. Such Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of his or her Subject Shares set forth in Annex I opposite such Stockholder’s name and, as of the date hereof and the date on which Merger Sub accepts shares of Company Common Stock in the Offer, such Subject Shares are and will be free and clear of any Encumbrance and any other limitation or restriction (including any restriction on the right to vote or otherwise transfer such Subject Shares) that would impair or adversely affect his or her ability to perform obligations hereunder, except as provided hereunder or pursuant to any applicable restrictions on transfer under the Securities Act. As of the date hereof, such Stockholder does not directly own or otherwise have the power to tender or cause to be tendered in the Offer any Company Common Stock or Company Stock Rights other than (i) as set forth opposite such Stockholder’s name in Annex I and (ii) the shares of Company Common Stock issuable upon the exercise or conversion of such Stockholder’s Company Stock Options.
     Section 2.04. Voting Power. Such Stockholder has full voting power with respect to his or her Subject Shares and full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of his or her Subject Shares, except as provided hereunder. None of such Stockholder’s Subject Shares are subject to any voting trust or other agreement or arrangement with respect to the voting of such shares, except as provided hereunder.
     Section 2.05. Finder’s Fees. Except as provided in the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by the Merger Agreement or this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.
     Section 2.06. Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

ARTICLE 3
Additional Covenants of the Stockholders
     Subject to Section 4.15, each Stockholder hereby covenants and agrees as to himself or herself, severally and not jointly, that:
     Section 3.01. Voting of Subject Shares. (a) At every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, such Stockholder shall, or shall cause the holder of record on any applicable record date to vote his or her Subject Shares (to the extent that any of such Stockholder’s Subject Shares have not been purchased in the Offer) (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against (A) any agreement or arrangement related to any Alternative Transaction, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries or (C) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of stockholders, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing.
     (b) Each Stockholder shall retain at all times the right to vote such Stockholder’s Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in Section 3.01(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally.
     Section 3.02. Irrevocable Proxy. In order to secure the performance of such Stockholder’s obligations under this Agreement, by entering into this Agreement, such Stockholder hereby irrevocably grants a proxy appointing each executive officer of Parent as such Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in his or her name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 3.01 as such attorney-in-fact and proxy, in its sole discretion, deems proper with respect to such Stockholder’s Subject Shares. The proxy granted by such Stockholder pursuant to this Section 3.02 shall be revoked automatically, without any notice or other action by any Person, upon termination of this Agreement in accordance with its terms. Such Stockholder hereby revokes any and all previous proxies granted with respect to his or her Subject Shares.
     Section 3.03. No Transfers; No Inconsistent Arrangements. (a) Except as provided hereunder or under the Merger Agreement, such Stockholder shall not, directly or indirectly, (i) transfer (which term shall include any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of his or her Subject Shares, or any interest therein, or create or permit to exist any Encumbrance, other than any restrictions imposed by Applicable Law or pursuant to this Agreement, on any such Subject Shares, (ii) enter into any contract, agreement or understanding with respect to any transfer of such Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (iv) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of his or her obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of each Stockholder herein untrue or incorrect.
     (b) Any attempted transfer of Subject Shares, or any interest therein, in violation of this Section 3.03 shall be null and void. In furtherance of this Agreement, such Stockholder shall and hereby does authorize the Company and Merger Sub’s counsel to notify the Company’s transfer agent that there is a stop transfer restriction with respect to all of his or her Subject Shares (and that this Agreement places limits on the voting and transfer of his or her Subject Shares); provided that any such stop transfer restriction shall terminate automatically, without any notice or other action by any Person, upon the termination of this Agreement in accordance with Section 4.03 and, upon such event, Parent or the Company shall promptly notify the Company’s transfer agent of such termination.
     Section 3.04. No Solicitation; Other Offers. Such Stockholder hereby agrees to comply with the obligations imposed on the Company and its Affiliates and Representatives pursuant to Section 6.6(b) of the Merger Agreement as if a party thereto.
     Section 3.05. No Exercise of Appraisal Rights. Such Stockholder agrees not to exercise any appraisal rights or dissenter’s rights in respect of his or her Subject Shares which may arise with respect to the Merger.
     Section 3.06. Legends. If so requested by Parent, such Stockholder agrees that his or her Subject Shares shall bear a legend stating that they are subject to this Agreement; provided, that the Company shall remove such legend upon the Termination Date.
     Section 3.07. Documentation and Information. Such Stockholder (i) consents to and authorizes the publication and disclosure by Parent of his or her identity and holding of Subject Shares, the nature of his or her commitments and obligations under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent reasonably determines is required to be disclosed by Applicable Law in any press release, the Offer Documents, or any other disclosure document in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement and (ii) agrees promptly to give to Parent any information it may reasonably require for the preparation of any such disclosure documents. Such Stockholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect.
ARTICLE 4
Miscellaneous
     Section 4.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to Parent or Merger Sub, to:
Software AG Uhlandstrasse 12 64297 Darmstadt Germany Attention: General Counsel Facsimile No.: +49 6151 92 1600
     with a copy to:
Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Attention: Peter R. Douglas Patrick S. Kenadjian Facsimile No.: (212) 450-3800
     if to the Company, to:
webMethods, Inc. South Tower 3877 Fairfax Ridge Road Fairfax, Virginia 22030 Attention: General Counsel Facsimile No.: (703) 460-5800

     with a copy to:
Morrison & Foerster LLP 1650 Tysons Boulevard Suite 300 McLean, Virginia 22102 Attention: Lawrence T. Yanowitch Charles W. Katz Facsimile No.: (703) 760-7777
     if to any Stockholder, to him or her at that address specified on Schedule A, with copies to the persons identified therein, or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to each other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
     Section 4.02. Further Assurances. (a) Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements and other instruments as Parent or Merger Sub may reasonably request to carry out the transactions expressly set forth in this Agreement.
     (b) Parent and Merger Subsidiary shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents and other instruments as any other party may reasonably request to carry out the transactions contemplated by this Agreement.
     Section 4.03. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time. Notwithstanding the foregoing, nothing set forth in this Section 4.03 or elsewhere in this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any breach of this Agreement.
     Section 4.04. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.
     Section 4.05. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
     Section 4.06. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
     Section 4.07. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that each of Parent and Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time.
     Section 4.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws principles thereof.
     Section 4.09. Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 4.01 shall be deemed effective service of process on such party.

     Section 4.10. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 4.11. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
     Section 4.12. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.
     Section 4.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     Section 4.14. Specific Performance. The parties hereto agree that each of Parent and Merger Sub would be irreparably damaged if for any reason any Stockholder fails to perform any of his or her obligations under this Agreement, and that each of Parent and Merger Sub would not have an adequate remedy at law for money damages in such event. Accordingly, each of Parent and Merger Sub shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

     Section 4.15. Stockholder Capacity. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or shall require any Stockholder to attempt to) limit or restrict any Stockholder who is a director or officer of the Company from acting in such capacity (it being understood that this Agreement shall apply to each Stockholder solely in each Stockholder’s capacity as a holder of the Subject Shares), including in the case of any Stockholder who is a director from voting in such person’s sole discretion in meetings or written consents of the Company’s board of directors.
     Section 4.16. Stockholder Obligations Several and not Joint. The obligations of each Stockholder hereunder shall be several and not joint and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.
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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SOFTWARE AG
By:	/s/ Karl-Heinz Streibich
	Name:	Karl-Heinz Streibich
	Title:	Chief Executive Officer

By:	/s/ Arnd Zinnhardt
	Name:	Arnd Zinnhardt
	Title:	Chief Financial officer

WIZARD ACQUISITION, INC.
By:	/s/ Karl-Heinz Streibich
	Name:	Karl-Heinz Streibich
	Title:	Chief Executive Officer

[Signature Page to Tender and Support Agreement]

STOCKHOLDERS

FRAN DRAMIS

JAMES P. GAUER
/s/ James P. Gauer

R. JAMES GREEN
/s/ R. James Green

PETER GYENES

JERRY J. JASINOWSKI
/s/ Jerry J. Jasinowski

[Signature Page to Tender and Support Agreement]

JACK L. LEWIS
/s/ Jack L. Lewis

VINCENT J. MULLARKEY

GENE RIECHERS
/s/ Gene Riechers

WILLIAM RUSSELL
/s/ William Russell

MICHAEL KRONE
/s/ Michael Krone

[Signature Page to Tender and Support Agreement

DOUGLAS MCNITT
/s/ Douglas McNitt

DAVID MITCHELL
/s/ David Mitchell

KRISTIN WELLER MUHLNER
/s/ Kristin Weller Muhlner

KENNETH SEXTON
/s/ Kenneth Sexton

[Signature Page to Tender and Support Agreement]

ANNEX I

	Company Common	Company Stock
Stockholder	Stock	Options
Fran Dramis (BOD)	0	55,188
James P. Gauer (BOD)	45,128	115,188
R. James Green (BOD)	299,855	115,188
Peter Gyenes (BOD)	2,000	58,938
Jerry J. Jasinowski (BOD)	600	115,188
Jack L. Lewis (BOD)	45,082	69,198
Vincent J. Mullarkey (BOD)	0	73,938
Gene Riechers (BOD)	30,125	115,188
William Russell (Chairman)	0	173,938
David Mitchell (BOD)	12,627	1,340,006
Michael Krone	0	65,000
Douglas McNitt	26,634	792,000
Kristin Weller Muhlner	34,308	561,105
Kenneth Sexton	50,000	275,000

SCHEDULE A
Addresses for Notices

Stockholder	Address

c/o webMethods, Inc.
Fran Dramis (BOD)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
James P. Gauer (BOD)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
R. James Green (BOD)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
Peter Gyenes (BOD)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

Jerry J. Jasinowski (BOD)	c/o webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
Jack L. Lewis (BOD)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
Vincent J. Mullarkey (BOD)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
Gene Riechers (BOD)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
William Russell (Chairman)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
David Mitchell (BOD)	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
Michael Krone	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
Douglas McNitt	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
Kristin Weller Muhlner	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030

c/o webMethods, Inc.
Kenneth Sexton	3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030